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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                              WLR FOODS, INC.
                         (Name of Subject Company)




                              WLR FOODS, INC.
                    (Name of Person(s) Filing Statement)


                         Common Stock, No Par Value
         (including the associated preferred stock purchase rights)
                       (Title of Class of Securities)


                                929286 10 2
                   (CUSIP Number of Class of Securities)


                              Delbert L. Seitz
                          Chief Financial Officer
                              WLR Foods, Inc.
                               P.O. Box 7000
                          Broadway, Virginia 22815
                               (703) 896-7001
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copies to:


Neil T. Anderson, Esq.                          John W. Flora, Esq.
Sullivan & Cromwell                             Wharton, Aldhizer & Weaver
125 Broad Street                                100 South Mason Street
New York, New York  10004                       Harrisonburg, Virginia  22801
(212) 558-4000                                  (703) 434-0316

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Item 1.     Security and Subject Company.

            The name of the subject company is WLR Foods, Inc., a Virginia corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 7000, Broadway, Virginia 22815. The class of equity securities to which this statement relates is the Common Stock, no par value, together with associated preferred stock purchase rights (collectively, the "Shares"), of the Company.

Item 2.     Tender Offer of the Bidder.

            This statement relates to the tender offer disclosed in the
Schedule 14D-1, dated March 9, 1994 (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). The Offer to Purchase states that the principal executive offices of the Bidder are located at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.

Item 3.     Identity and Background.

      (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

      (b)(1) Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Executive Agreements," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions" in the Company's Proxy Statement for the Annual Meeting of Shareholders held on October 23, 1993 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 1 hereto and the portions of such Proxy Statement referred to above are incorporated herein by reference.

            On February 4, 1994, the Board of Directors of the Company, following publication of Bidder's unsolicited offer to acquire the Company and after consideration of the potentially destabilizing effects of the pendency of such a proposal on the morale and retention of Company employees, approved the entry by the Company into severance agreements with executives and certain other employees of the Company and the adoption by the Company of a severance policy applicable to the Company's other salaried and hourly clerical employees.

            Generally, the form of severance agreement (the "Form of Severance Agreement") provides that if the Company terminates the executive's employment during a specified period following a "Change in Control" of the Company (the "Period"), other than for death, Cause (as defined in the executive's severance agreement) or Disability (as defined in the executive's severance agreement), or if the executive resigns for Good Reason (as defined in the executive's severance agreement) during the Period, the executive will be entitled to receive an amount in cash (the "Severance Payment") equal to a certain number times (the "Multiplier") the executive's total annual compensation, which includes: (A) the higher of
(x) the executive's annual base salary on the date of termination or (y) the executive's annual base salary in effect immediately prior to the Change in Control and (B) an amount equal to the

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average of the bonuses awarded to him in each of the three (3) previous years, including any bonuses awarded pursuant to any Deferred Compensation Arrangements. In addition, if during the Period the executive's employment with the Company is terminated for any reason other than retirement, the Company shall pay him an amount in cash equal to the difference between the Termination Fair Market Value (as defined in the executive's severance agreement) and the exercise price of all options granted to him under the Company's Restated Long Term Incentive Plan or any plan succeeding thereto and which do not become exercisable prior to their expiration. In the event that such payments to the executive become subject to an excise tax imposed by Section 4999 of the Internal Revenue Code (or any similar tax), the executive shall also be entitled to receive a "gross-up" payment in respect of such taxes and in respect of any taxes on such gross-up payment as specified in the executive's severance agreement. If the executive's employment is terminated during the Period (a) by the Company other than for Cause or Disability or (b) by the executive for Good Reason, the Company shall maintain in force, for the benefit of the executive and the executive's dependents, for a period terminating on the earlier of three years from the date of termination or the commencement date of equivalent benefits from a new employer, all insured and self-insured employee welfare benefit plans in which the executive was entitled to participate immediately prior to the date of termination. The executive's severance agreement also provides for the reimbursement by the Company, on a current basis, of any reasonable legal fees and related expenses incurred by him in connection with the executive's severance agreement following a Change in Control subject to a requirement that the executive repay any such amounts to the extent that a court issues a final, non-appealable order setting forth the determination that the position taken by him was frivolous or advanced in bad faith.

            For purposes of the severance agreements, a "Change in Control" occurs (A) when an individual, entity or group acquires beneficial ownership of 20% or more of combined voting power of the Company's outstanding stock, subject to certain exceptions set forth in the executive's severance agreement, (B) when individuals who as of February 4, 1994 constitute the Board of Directors (the "Incumbent Board") and individuals whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least seventy-five percent of the directors then comprising the Incumbent Board (who shall after election be considered members of the Incumbent Board unless such election occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Company's Board of Directors) shall cease to constitute a majority of the Company's Board of Directors, (C) upon the approval by the shareholders of the Company of a reorganization, merger or consolidation except in certain instances set forth in the executive's severance agreement, or (D) upon approval by the shareholders of the Company of the complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company, except in certain instances set forth in the executive's severance agreement.

            The Company has entered into a severance agreement in the general form of the Form of Severance Agreement, dated February 4, 1994, with James L. Keeler, President and Chief Executive Officer of the Company. Mr. Keeler's severance agreement provides for a Period equal to 36 months and a Multiplier equal to three (3). In addition, Mr. Keeler will be entitled to receive the Severance Payment and other severance benefits if he resigns for any reason during the 30-day period immediately following the first anniversary of a Change in Control.

            The Company has entered into severance agreements in the general form as the Form of Severance Agreement, dated February 4, 1994, with Delbert L. Seitz, Chief Financial Officer, Secretary

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and Treasurer, and James L. Mason, President of Wampler-Longacre, Inc.
Both of these severance agreements provide for a Period equal to 36 months and a Multiplier equal to three (3).

            The Company has entered into severance agreements in the general form as the Form of Severance Agreement (the "Class III Agreements"), dated February 4, 1994, with John J. Broaddus, President of Cassco Ice & Cold Storage, V. Eugene Misner, Vice President of Live Production, Henry L. Holler, Vice President of Sales and Marketing, Jane T. Brookshire, Vice President of Human Resources, Kenneth Marshall, Vice President of Plant Operations and three other executives (who are not executive officers) of the Company. These severance agreements provide for a Period equal to 24 months and a Multiplier equal to one and one-half (1.5). However, the welfare plan benefits for these executives, such as health insurance, are extended for a maximum of one and one-half (1.5) years, not three (3) years.

            Copies of Mr. Keeler's severance agreement, together with severance agreements for Messrs. Seitz and Mason and the form of Class III Agreement, are filed as Exhibits 2 to 5 hereto and are incorporated herein by reference. The foregoing description of Mr. Keeler's severance agreement and the descriptions of the Company's other severance agreements are qualified in their entirety by reference to the text of such severance agreements.

            The Company has calculated that the maximum aggregate lump sum amount that could be payable pursuant to all of the severance agreements described above, together with additional severance agreements with certain other employees who are not executive officers, assuming termination of each of these employees but exclusive of any "gross-up" payments and fringe benefit costs, is approximately $7.3 million.

            In connection with the termination of their employment (other than as directors) of the Company, Charles W. Wampler, Jr., Herman D. Mason, George E. Bryan and William D. Wampler each were provided individual deferred compensation agreements (the "Deferred Compensation Agreements") which provide post-retirement health insurance coverage for life for these directors and their families. Copies of the Deferred Compensation Agreements are filed as Exhibits 6 to 9 hereto and are incorporated herein by reference. The foregoing description of the Deferred Compensation Agreements is qualified in its entirety by reference to the Deferred Compensation Agreements.

      (2) To the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, its executive officers, directors or affiliates, on the one hand, and the Bidder, its executive officers, directors or affiliates, on the other hand.


Item 4.     The Solicitation or Recommendation.

      (a) At a meeting of the Board of Directors of the Company held on March 11, 1994, the Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Offer and other matters, including presentations by its legal and financial advisors. The Board had earlier met on January 28, 1994 and February 4, 1994 to consider the Bidder's unsolicited proposal to negotiate the purchase of the Company for $30 per Share, which the Board, after receiving advice from its management and professional advisors, unanimously determined to reject.

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            At the March 11 meeting, the Company's Board of Directors
unanimously concluded, among other things, that the Offer is inadequate and not in the best interests of the Company and its shareholders.
Accordingly, the Board unanimously recommends that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer.

            A copy of a letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 10 and 11 hereto, respectively, and are incorporated herein by reference.

      (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

            (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered:

            -- The recent completion of the Company's five-year, $133.7 million capital expenditure program which increased production from 1988 levels by 115% and the Board's belief that substantial benefits from that capital expenditure program will be realized in increasing amounts in the coming quarters.

            -- The recent encouraging signs in demand for poultry products, which are reflected in prices which are currently higher than last year.

            -- Numerous recent and planned organizational changes, including the recent reorganization of the Company's poultry subsidiaries into a single company, that has already produced substantial annual labor and benefit savings and that should produce additional savings to the Company.

            -- The growth of the Company by building its own facilities and by buying good companies and that all of the prior acquisitions by the Company, such as Cassco Ice & Cold Storage and Round Hill Foods, have been friendly.

            -- The recent work regarding the Company's marketing and export programs, whose benefits should be for the Company, not the Bidder.

            (ii) The opinion of Goldman, Sachs & Co. ("Goldman Sachs"), the Company's financial advisor, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that the Offer is inadequate.

            (iii) The numerous conditions to which the Offer is subject. Eleven general conditions and many more sub-conditions must be satisfied or waived before the Bidder is obligated to consummate the Offer.

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            (iv)  The disruptive effect consummation of the Offer could have on the Company's employees, creditors, customers and suppliers and the communities where the Company operates.

            (v) The fact that acceptance of the Offer would give rise to substantial tax liability for many of the Company's shareholders.

            (vi) The extent of interest in acquiring the Company by other entities communicated to the Company and its financial advisors since the announcement of Bidder's interest in acquiring the Company.


Item 5.     Persons Retained, Employed or to be Compensated.

            The Company has retained Goldman Sachs and Wheat, First Securities, Inc. ("Wheat") as the Company's financial advisors in connection with the evaluation of and response to the Offer and other matters arising in connection therewith. In addition, the Company has retained Burson-Marsteller ("B-M") and D.F. King & Co., Inc. ("D.F. King") to assist the Company in connection with its communications with shareholders with respect to, and to provide other services to the Company in connection with, the Offer.

            (a) Goldman, Sachs & Co. and
                Wheat, First Securities, Inc.

            Pursuant to two separate letter agreements, each dated January 28, 1994 (the "Letter Agreements"), the Company has retained Goldman Sachs and Wheat as financial advisors with respect to the offer contained in the Bidder's letter of January 24, 1994. Pursuant to these agreements, the Company has agreed to pay: (a) a fee of $200,000 to Goldman Sachs and a fee of $75,000 to Wheat, each payable on the date of the letter agreement (which amounts have been paid), (b) an additional fee of $1,000,000 to Goldman Sachs and an additional fee of $250,000 to Wheat (less any fees payable pursuant to clause (a) above), each payable on January 26, 1995, in the event that the Letter Agreements are not terminated prior to April 26, 1994 and neither the Bidder nor any other party has acquired a majority of the Shares by January 26, 1995 and (c) in the event a majority of the outstanding Shares are acquired by the Bidder or any other person or any group (including the Company), in one or a series of transactions, by means of a tender offer or merger, private or open market purchases of stock or otherwise, or if all or substantially all of the assets of the Company are transferred, in one or a series of transactions, by means of a sale, distribution or liquidation, an additional fee equal to 0.75%, in the case of Goldman Sachs, and 0.15%, in the case of Wheat, of the aggregate value of the offer contained in the Bidder's January 24, 1994 offer (which contemplated the same $30 per Share consideration as the Offer), plus 2%, in the case of Goldman Sachs, and 0.40%, in the case of Wheat, of the amount by which the aggregate value of the transaction(s) exceed the aggregate value of the Bidder's January 24, 1994 offer (the "Transaction Fee"). For purposes of the preceding sentence, the phrase "aggregate value" shall be deemed to include amounts paid by the purchaser or the Company with respect to contingently issuable shares, including, without limitation, shares issuable pursuant to options, warrants and convertible securities. If at least 50% of the outstanding Shares is acquired by the Bidder or any other person or group, including the Company, such aggregate value shall be determined as if such acquisition were of 100% of the Shares (including all contingently issuable shares). Apart from the specific transactions contemplated by clause (c) above, the Company has also agreed to retain Goldman Sachs and Wheat as

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financial advisors pursuant to a separate letter agreement on customary terms and conditions (the "Advisory Fee") in connection with any merger, combination, acquisition of stock or assets, recapitalization, distribution, divestiture, liquidation or other similar transaction involving the Company or certain of its related entities.

            Pursuant to the Letter Agreements, the following amounts shall be deducted from the Transaction Fee and the Advisory Fee to be received by Goldman Sachs: (i) any fees paid to Goldman Sachs pursuant to clauses (a) and (b) in the preceding paragraph and (ii) an amount equal to 20% of the amount of the Transaction Fee and the Advisory Fee to be received by Goldman Sachs, representing the fee to be paid to Wheat. Any Advisory Fee payable to Goldman Sachs shall be deducted from the amount payable to Goldman Sachs pursuant to clause (b) in the preceding paragraph. Any fees payable to Wheat pursuant to clauses (a) and (b) in the preceding paragraph shall be deducted from the Transaction Fee and the Advisory Fee to be received by Wheat. Any Advisory Fee payable to Wheat shall be deducted from the amount payable to Wheat pursuant to clause (b) in the preceding paragraph.

            Pursuant to the Letter Agreements, the Company has agreed to retain Goldman Sachs and Wheat as the Company's financial advisors (pursuant to separate letter agreements) if the Company becomes the subject of, or is threatened with, a contested proxy solicitation by the Bidder or any other party, and amounts payable to Goldman Sachs and Wheat in such capacity shall be a credit against any amount payable to Goldman Sachs and Wheat pursuant to clauses (b) and (c) in the second preceding paragraph.

            The Company has also agreed to reimburse Goldman Sachs and Wheat periodically for their respective reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with their engagement by the Company. In addition, the Company has agreed to indemnify Goldman Sachs and Wheat against certain liabilities, including liabilities under the federal securities laws.

            The Letter Agreements may be terminated at any time by either party thereto, with or without cause, effective upon receipt of written notice by the non-terminating party. Goldman Sachs and Wheat shall be entitled to the fee set forth above if, at any time prior to the expiration of one year after such termination, a transaction of the type contemplated by clause (c) above is consummated and, in the case of a transaction contemplated by clause (c), there was contact with the acquiring party, or any affiliate thereof, regarding such a transaction during the period of Goldman Sachs' or Wheat's engagement.

            Copies of the Letter Agreements are filed as Exhibits 12 and 13 hereto and are incorporated herein by reference. The foregoing description of the Letter Agreements is qualified in its entirety by reference to the Letter Agreements.

            (b) Burson-Marsteller and D.F. King & Co., Inc.

            The Company has also retained B-M and D.F. King to assist the Company in connection with its communications with shareholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay B-M and D.F. King reasonable and customary compensation for their services and will reimburse B-M and D.F. King for their reasonable out-of-pocket expenses incurred in connection therewith.

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Item 6.     Recent Transactions and Intent with Respect to Securities.

      (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except for nominal periodic acquisitions under the Company's Dividend Reinvestment Plan and Employee Stock Purchase Plan.

      (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender to the Bidder pursuant to the Offer or sell any Shares that are held of record or beneficially owned by such persons, but rather such persons presently intend to continue to hold such securities.


Item 7.     Certain Negotiations and Transactions by the Subject Company.

      (a) The Company, consistent with its long-range strategy and past practices, continues to discuss possible strategic acquisitions by the Company of third parties. If any such discussions lead to a transaction, the consummation of any such transaction could include the issuance of voting securities of the Company, possibly in a merger or stock exchange transaction. Consummation of such a transaction might also involve issuance of debt securities or the payment of cash or other consideration by the Company.

            Except as contemplated by the prior paragraph, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

            (1) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

            (2) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

            (3) A tender offer for or other acquisition of securities by or of the Company; or

            (4) Any material change in the present capitalization or dividend policy of the Company.

      (b) The Company has not entered into any transaction, board resolution, agreement in principle or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).


Item 8.     Additional Information to be Furnished.

            (a) The Rights Agreement. On February 4, 1994, the Board of Directors of the Company declared a dividend payable February 14, 1994 of one right (a "Right") for each outstanding share of common stock, no par value ("Common Stock"), of the Company held of record at the close of business on February 14, 1994 (the "Record Time"), or issued thereafter and prior to the Separation Time

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(as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of February 4, 1994 (the "Rights Agreement"), between the Company and First Union National Bank of North Carolina, as Rights Agent (the "Rights Agent").
Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, no par value ("Participating Preferred Stock"), for $68.00 (the "Exercise Price"), subject to adjustment.

            The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, and (ii) the first date (the "Flip-in Date") of public announcement by the Company or any Person that such Person has become an Acquiring Person, other than as a result of a Flip-over Transaction or Event (as defined below); provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company,
(ii) any person who shall become the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person, upon notice by the Company, promptly divests sufficient securities such that such 15% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant and (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwith-standing the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

            The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below),
(ii) the close of business on February 14, 2004, (iii) the date on which the

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Rights are redeemed as described below and (iv) upon the merger of the
Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

            The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

            In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock or Participating Preferred Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

            Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock so issuable.

            In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or
(B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

            The Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

            The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

            As of February 1, 1994 there were 10,967,193 shares of Common Stock outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 110,000 shares of Participating Preferred Stock.

            The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock) is attached as Exhibit 14 hereto and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

            (b) Virginia Affiliated Transactions Statute. The Virginia affiliated transactions statutes (Article 14, Va. Code Secs. 13.1-725 et seq.) (the "Virginia Affiliated Transactions Statute") may have the effect of significantly delaying the Bidder's ability to acquire the entire equity interest in the Company.

            In general, the Virginia Affiliated Transactions Statute prevents the Company from engaging in any "affiliated transaction" (defined as a variety of transactions, including mergers, as set forth below) with any "interested shareholder" (defined generally as a person who "beneficially owns" (as such term is defined in the Virginia Affiliated Transactions Statute) more than ten percent (10%) of any class of the Company's outstanding voting shares or an "affiliate" or "associate" (as such terms are defined in the Virginia Affiliated Transactions Statute) of the Company and at any time within the preceding three years was an interested shareholder of the Company) for three years following the date such person became an interested shareholder (the "determination date") unless such transaction is approved by the affirmative vote of a majority (but not less than two) of the "disinterested directors" of the Board of Directors of the Company and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. For purposes of the Virginia Affiliated Transactions Statute, a "disinterested director" means with respect to any interested shareholder (i) any member of the Board of Directors of the Company who was a member of the Board of Directors before the later of January 1, 1988 and the determination date, and (ii) any member of the Board of Directors of the Company who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the Board.

            The Virginia Affiliated Transactions Statute provides that during the three-year period following the date a person becomes an interested shareholder, the Company may not merge with an interested shareholder or with any other corporation that immediately after the merger would be an "affiliate" (as such term is defined in the Virginia Affiliated Transactions Statute) of an interested shareholder that was an interested shareholder immediately before the merger. In addition, during this three-year period, the Company may not engage in certain other transactions, including, without limitation, (i) any share exchange pursuant to Sec. 13.1-717 of the Virginia Stock Corporation Act in which an interested shareholder acquires voting shares of the Company or any of its subsidiaries, (ii) except for transactions in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested shareholder of any assets of the corporation or of any of its subsidiaries having an aggregate market value in excess of five percent (5%) of the Company's consolidated net worth as of the date of the most recently available financial statements, or any guaranty by the Company or any of its subsidiaries of indebtedness of any interested shareholder in an amount in excess of five percent (5%) of the Company's consolidated net worth as of the date of the most recently available financial statements,
(iii) the sale or other disposition by the Company or any of its subsidiaries to an interested shareholder (in one transaction or in a series of transactions) of any voting shares of the Company or any of its subsidiaries having an aggregate fair market value in excess of five percent (5%) of the aggregate fair market value of all outstanding voting shares of the Company as of the determination date except pursuant to a share dividend or the exercise of rights or warrants distributed or offered on a basis affording substantially proportionate treatment to all holders of the same class or series of voting shares, (iv) the dissolution of the Company if proposed by or on behalf of an interested shareholder, or (v) any reclassification of securities, including any reverse stock split, or recapitalization of the Company, or any merger of the Company with any of its subsidiaries or any distribution or other transaction, whether or not with or into or otherwise involving an interested shareholder, which has the effect, directly or indirectly (in one transaction or a series of transactions), of increasing by more than five percent (5%) the percentage of the outstanding voting shares of the Company or any of its subsidiaries beneficially owned by any interested shareholder.

            According to the Offer to Purchase, the Bidder beneficially owns approximately 5.47% of the total number of Shares outstanding as of February 1, 1994. If the Bidder makes any acquisition of Shares that causes it to become an interested shareholder without approval by a majority of the disinterested directors prior to the Bidder's determination date or if the proposed merger is not approved by the affirmative vote of a majority (but not less than two) of the disinterested directors of the Board of Directors of the Company and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder, the Bidder will be unable to effect a merger with the Company until three years after such determination date and will be prevented from engaging, or causing the Company to engage, in certain transactions during such period.

            The foregoing description of the Virginia Affiliated
Transactions Statute is qualified in its entirety by reference to the Virginia Affiliated Transactions Statute.

            (c) Virginia Control Share Acquisitions Statute. Under certain circumstances, the Virginia Control Share Acquisitions Statute (Article 14, Va. Code Secs. 13.1-728.1 et seq.) (the "Virginia Control
Share Acquisitions Statute") may have the effect of eliminating all voting rights attached to shares acquired by the Bidder, and may subject such shares to redemption by the Company.

            In summary terms, a "control share acquisition" is the direct or indirect acquisition, other than an "excepted acquisition" (as defined in the Virginia Control Share Acquisitions Statute), by any person of "beneficial ownership" (as defined in the Virginia Control Share Acquisitions Statute) of shares of the Company that, except for the Virginia Control Share Acquisitions Statute, would have voting rights and would, when added to all other shares of the Company which then have voting rights and are beneficially owned by such person, would cause such person to become entitled, immediately upon acquisition of such shares, to vote or direct the vote of, shares having voting power within any of the following ranges of the votes entitled to be cast in an election of directors: (i) one-fifth or more but less than one-third of such votes; (ii) one-third or more but less than a majority of such votes; or (iii) a majority or more of such votes.

            Pursuant to the Virginia Control Share Acquisitions Statute, shares acquired in a control share acquisition have no voting rights unless voting rights are granted by resolution of the shareholders of the Company. For such a resolution to be adopted, it must be approved by a majority of all the votes which could be cast in a vote on the election of directors by all the outstanding shares other than "interested shares." Interested shares are not entitled to vote on the resolution and, for purposes of determining whether a quorum exists, are disregarded. "Interested shares" means the shares of the Company the voting power of which in an election of directors may be exercised or directed by any of the following persons: (i) a person who has made or proposes to make a control share acquisition (an "acquiring person") with respect to a control share acquisition, (ii) any officer of the Company, or (iii) any employee of the Company.

            An acquiring person may, after any control share acquisition or before any proposed one, deliver a control share acquisition statement to the Company setting forth, among other things, certain information regarding the acquiring person, its holdings of shares of the Company and details of such person's control share acquisition or proposed control share acquisition. If the acquiring person so requests at the time of delivery of a control share acquisition statement and gives an undertaking to pay the Company's expenses of a special meeting, within ten (10) days thereafter the directors of the Company shall (subject to certain limited exceptions) call a special meeting of shareholders for the purpose of considering the voting rights to be granted the shares acquired or to be acquired in the control share acquisition. Such a special meeting shall be held within fifty days after receipt by the Company of such request (subject to certain conditions and notice requirements set forth therein). The Company's by-laws provide that the record date for any such special meeting shall be the date on which the Acquiring Person (as defined in the Virginia Control Share Acquisitions Statute) requests such special meeting.

            As authorized in the Company's by-laws, the shares acquired in such control share acquisition with respect to which no control share acquisition statement has been filed with the Company, or shares acquired in such control share acquisition with respect to which the shareholders have failed to grant voting rights at a special meeting or, if no special meeting for such purpose has been convened, at an annual meeting may, at any time during the period ending sixty (60) days after the last acquisition of such shares by the acquiring person, be redeemed by the Company at the redemption price set forth in the Virginia Control Share Acquisitions Statute.

            The foregoing description of the Virginia Control Share Acquisitions Statute is qualified in its entirety by reference to the Virginia Control Share Acquisitions Statute.

            (d) Litigation. In connection with its adoption of the Rights Plan, the Company filed a lawsuit on February 6, 1994 against the Bidder in U.S. District Court for the Western District of Virginia. The Company's amended complaint (the "Company's Amended Complaint") seeks, among other relief, (i) a declaratory judgment that the Rights Plan is valid, lawful and binding and was adopted in full compliance with applicable law and that any Rights to be issued pursuant to the Rights Plan are valid, binding and legally enforceable under state and federal law and (ii) a declaratory judgment that Article 14, Va. Code Secs. 13.1-725 et seq. (Virginia Affiliated Transactions Statute), and Article 14.1, Va. Code Secs. 13.1-
728.1 et seq. (Virginia Control Share Acquisitions Statute), of the Virginia Stock Corporation Act are constitutional under the Virginia and the United States Constitutions and valid under any other applicable law.

            On February 28, 1994, the Bidder filed in U.S. District Court for the Western District of Virginia an answer and counterclaims against the Company (the "Bidder's Counterclaim"), seeking in those counterclaims, among other relief, to invalidate the Company's Rights Plan and certain Severance Agreements and seeking a declaration that the Virginia Affiliated Transactions Statute, on its face and as applied, and the Virginia Control Share Acquisitions Statute, as applied, are unconstitutional.

            Copies of the Company's Amended Complaint and the Bidder's Counterclaim are filed as Exhibits 15 and 16 hereto, respectively, and are incorporated herein by reference. The foregoing description of the Company's Amended Complaint and the Bidder's Counterclaim is qualified in its entirety by reference to the Company's Amended Complaint and the Bidder's Counterclaim.

Item 9.     Material to be Filed as Exhibits.

Exhibit 1    --  Excerpts from the Company's Proxy Statement for the
                 Annual Meeting of Shareholders held on October 23, 1993.

Exhibit 2    --  Severance Agreement, dated February 4, 1994, between
                 the Company and James L. Keeler.

Exhibit 3    --  Severance Agreement, dated February 4, 1994, between
                 the Company and Delbert L. Seitz.

Exhibit 4    --  Severance Agreement, dated February 4, 1994, between
                 the Company and James L. Mason.

Exhibit 5    --  Form of Class III Agreement.

Exhibit 6    --  Deferred Compensation Agreement, dated February 4, 1994, between the Company and Charles W. Wampler, Jr.

Exhibit 7    --  Deferred Compensation Agreement, dated February 4, 1994, between the Company and Herman D. Mason.

Exhibit 8    --  Deferred Compensation Agreement, dated February 4, 1994, between the Company and George E. Bryan.

Exhibit 9    --  Deferred Compensation Agreement, dated February 4, 1994, between the Company and William D. Wampler.

Exhibit 10   --  Form of Letter to Shareholders of the Company, dated
                 March 14, 1994.*

Exhibit 11   --  Form of Press Release, dated March 14, 1994.

Exhibit 12   --  Letter Agreement, dated January 28, 1994,
                 from Goldman, Sachs & Co. to the Company.

Exhibit 13   --  Letter Agreement, dated January 28, 1994,
                 from Wheat, First Securities, Inc. to the Company.

Exhibit 14   --  Shareholder Protection Rights Agreement, dated
                 as of February 4, 1994, between the Company and First Union National Bank of North Carolina.

Exhibit 15   --  The Company's Amended Complaint.

Exhibit 16   --  The Bidder's Counterclaim.







               *    Included in copies mailed to shareholders.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 1994


                                    WLR FOODS, INC.



                                    By: /s/ James L. Keeler
                                        Name:  James L. Keeler
                                        Title:   President and Chief
                                               Executive Officer